COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

04036318

File Number: 82.2994

RECEIVED
AUG 16 2004
SEC MAIL PROCESSING SECTION
WASH., D.C.
185

9 August 2004

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
AUG 18 2004
THOMSON
FINANCIAL

Dlw 8/18

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

COCA-COLA AMATIL AMENDS DIRECTORS' LETTERS OF APPOINTMENT

Sydney, 9 August 2004: Coca-Cola Amatil (CCA) today announced that, consistent with its continued focus on improving corporate governance practices, the letters of appointment for Non-Executive Directors will be amended in respect of the "sanction" to apply where the Director fails to pass the performance evaluation process.

CCA, more than 12 months ago, resolved that resignation was an appropriate sanction for Directors found by a majority of the Board to be not performing up to the standards expected of a Director of the Group. Since that time, there has been considerable comment and debate in the media covering this, focussing on unintended consequences of such a sanction.

CCA has decided that an appropriate sanction, if a Director's performance is considered by a majority of the other Directors to have fallen below the standard required, is for a resolution for the Director's removal to be put to shareholders at the next Annual General Meeting. Any such resolution would be put to shareholders in accordance with the Company's Constitution and the Corporations Act and the Director concerned will be given sufficient opportunity to put his or her case to shareholders.

CCA's Chairman, Mr David Gonski said, "in recent years CCA has adopted a number of leading practices in respect of corporate governance, which have been introduced in good faith. The Board is committed to the continued improvement of CCA's corporate governance and will make appropriate amendments to its practices to deliver higher standards of corporate governance or Board performance."

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Analysts: Peter Steel +61 2 9259 6553
Media: Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA